EXHIBIT 99.7 – Banco Santander, S.A. Deferred Multiyear Objectives Variable Remuneration Plan (Cycle I)

The first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or rights thereon, and has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan has been implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2016 that has been approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, vice presidents, country heads, other key executives from the main countries in which the Group operates and, in general, the “Top Red” executives of the Group, all of them belonging to the “Identified Staff” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organization, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The envisaged number of beneficiaries of Award A was 400 persons, though this plan cycle does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this plan cycle may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions from the Identified Staff, without at any time changing the authorized maximum total number of shares to be delivered.

The purpose of this first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Banco Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Banco Santander shares upon commencement, all in accordance with the rules set forth below.

II.	Operation

Award A of the beneficiaries for financial year 2016 were paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage	Deferral Period(*)	Deferred Portion Subject to Objectives
Executive directors and members of the Identified Staff whose total variable remuneration is ≥ €2.7 mill.	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Vice presidents, country heads of countries representing at least 1% of the Group’s financial capital and other Identified Staff members whose total variable remuneration is ≥ €1.7 mill. (<€2.7 mill).	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Remaining Identified Staff members who are beneficiaries of Award A.	60%	40%	3 years	Last year (1/3 of Deferred Percentage)
(*)	In certain countries, the deferral period may be longer to comply with applicable local regulations or with the requirements of the competent authority in each case.

Taking the foregoing into account, the Award A for financial year 2016 is paid as follows:

(i)	Each beneficiary received in 2017, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Banco Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of the Award applicable in each case depending on the group to which the beneficiary belongs is deferred over a period of 3 or 5 years (the “Deferral Period”) and is paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2018, 2019 and 2020 and, if applicable, 2021 and 2022 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion is paid in thirds or fifths (each one, an “Annual Payment”), which determines the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries are paid 50% in cash and the other 50% in Santander shares.

(v)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Banco Santander Group1, the accrual of all the Annual Payments is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee in each case, and in accordance with the Group’s malus policy, during the period before each one of the deliveries (such circumstances, collectively, is hereinafter be referred to as the “Malus Clause”):

(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of compliance with such conditions, determines the specific amount of the corresponding Annual Payments to be paid (or of the corresponding Final Annual Payments, as this term is defined below).

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2016-2018 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)	Compliance with consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2018 against 2015. The coefficient corresponding to this target (the “EPS Coefficient”) is obtained from the following table:

2018 EPS growth (% against 2015)	EPS Coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1 (*)
< 0%	0
(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2018’s EPS with respect to 2015’s EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2016-2018 period compared to the weighted TSRs of a peer group of 35 credit institutions.

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

For these purposes:

-	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time is considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2016 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2019 (excluded) (for the calculation of the final value) is taken into account.

-	“Peer Group” means the group made up of the following 35 financial institutions: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo, Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M&T Bank Corp, Keycorp, Fifth Third Bancorp, BB&T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Polonia and mBank.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding percentile 66	1
Between percentiles 33 and 66	0-1(*)
Below percentile 33	0
(*)	Proportional increase of TSR Coefficient, such that, within this line of the scale, the coefficient increases depending on the number of positions risen in the ranking.

(c)	Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018, being such target that at 31 December 2018 the consolidated fully-loaded CET1 ratio for the Santander Group is greater than 11%. If such target is achieved, this metric is assigned a coefficient (“CET1 Coefficient”) of 1, and if it is not achieved, the CET1 Coefficient is 0. In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) is disregarded. Moreover, the CET1 ratio at 31 December 2018 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur until such date.

(d)	Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015. The corresponding coefficient (the “RoRWA Coefficient”) is obtained from the following table:

2018 RoRWA growth (% against 2015)	RoRWA Coefficient
≥ 20%	1
≥ 10% but < 20%	0.5 – 1 (*)
< 10%	0
(*)	Straight-line increase in RoRWA Coefficient based on the specific percentage of growth of 2018’s RORWA with respect to 2015’s RoRWA within this bracket of the scale.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from the Malus Clause, the following formula is applied to each one of the Annual Payments pending payment:

Final Annual Payment = Amt. x (0.25 x A + 0.25 x B + 0.25 x C + 0.25 x D)

where:

-	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

-	“A” is the EPS Coefficient according to the scale in paragraph (a) above based on EPS growth in 2018 with respect to 2015.

-	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2016-2018 period with respect to the Peer Group.

-	“C” is the CET1 Coefficient according to compliance with the CET1 target described in paragraph (c) above.

-	“D” is the RoRWA Coefficient according to the scale in paragraph (d) above based on the level of RoRWA growth in 2018 with respect to 2015.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, is calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings); and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2016 (hereinafter, the “2017 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan comes to 200 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) is determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 14 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) is determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered is modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume is used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or other similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made is met.